                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  ---------


                                  FORM 11-K



(Mark One):

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934 [FEE REQUIRED].  For the fiscal year ended December 31, 1995
                                                      ----------------------
                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----
ACT OF 1934 [NO FEE REQUIRED].  For the transition period from ______ to ______

Commission file number
                       --------------------

                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Allied Capital Advisers, Inc.
Incentive Stock Option Plan                    -----------------------------
------------------------------------------

                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Allied Capital Advisers, Inc., 1666 K Street, N.W., Washington, D.C. 20006 ------------------------
----------------------------------------------------------

        The Allied Capital Advisers, Inc. Incentive Stock Option Plan does not hold any assets on behalf of its participants. Accordingly, no financial statements are filed herewith.

                                   SIGNATURES


                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ALLIED CAPITAL ADVISERS, INC.
                                        INCENTIVE STOCK OPTION PLAN

Date 12/11/96                             /s/ JON A. DELUCA
    ----------------------              ------------------------------------
                                        Name: Jon A. DeLuca
                                        Title: Chief Financial Officer